Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2010	2009 (1)		2008 (1)		2007 (1)	2006 (1)

Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$242,942	($579,694)		($232,959)		$266,909	$551,893

Fixed charges :

Interest expense and capitalized	653,603	754,506		994,919		1,246,577	1,200,508
Estimated interest component of net rental payments	26,688	28,866		34,975		31,296	25,670

Total fixed charges including interest on deposits	680,291	783,372		1,029,894		1,277,873	1,226,178

Less: Interest on deposits	350,881	501,262		700,122		765,794	580,094

Total fixed charges excluding interest on deposits	329,410	282,110		329,772		512,079	646,084

Income before income taxes and fixed charges(including interest on deposits)	$923,233	$203,678		$796,935		$1,544,782	$1,778,071

Income (loss) before income taxes and fixed charges(excluding interest on deposits)	$572,352	($297,584)		$96,813		$778,988	$1,197,977

Ratio of Earnings to Fixed Charges

Including Interest on Deposits	1.4	(A	)	(A	)	1.2	1.5

Excluding Interest on Deposits	1.7	(A	)	(A	)	1.5	1.9

Ratio of Earnings to Fixed Charges & Preferred Stock Dividends

Including Interest on Deposits	1.4	(A	)	(A	)	1.2	1.4

Excluding Interest on Deposits	1.7	(A	)	(A	)	1.5	1.8

(1)	On November 3, 2008, Popular sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, Popular announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of Popular’s PFH operations and PFH’s results are reflected as such in Popular’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008 and 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. Popular would have had to generate additional earnings of approximately $235 million and $625 million to achieve ratios of 1:1 in 2008 and 2009, respectively.